4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES PRIVATE PLACEMENT

WINNIPEG, Manitoba – (June 25, 2009) Medicure Inc. (“Medicure” or the “Company”) (TSX:MPH) announces its plan to raise up to $3.0 million to improve its financial position through a non-brokered private placement of common shares (the “Offering”) at a price of $0.05 per common share.

The maximum number of common shares to be issued upon the Offering represents approximately 46% of the number of common shares of Medicure currently issued and outstanding.

Medicure’s President and Chief Executive Officer, Albert D. Friesen, Ph.D is expected to participate in the Offering and to subscribe for approximately 33.33% of the common shares issuable thereunder. Dr. Friesen currently holds, directly or indirectly, common shares equal to approximately 7.38% of the Company’s issued and outstanding common shares, and upon completion of the Offering, will be expected to hold, directly or indirectly, approximately 15.57% of the then issued and outstanding common shares. David Banks, a director, is expected to subscribe for up to 3.33% of the common shares issuable under the Offering. Mr. Banks currently holds common shares equal to approximately 0.74% of the Company’s issued and outstanding common shares, and upon completion of the Offering, will be expected to hold, approximately 1.56% of the then issued and outstanding common shares. Under the rules of the TSX, the Offering would ordinarily require that the Company obtain shareholder approval as a result of the fact insiders of the Company subscribing under the Offering may acquire more than 10% of the number of shares currently issued and outstanding. However, Section 604(e) of the TSX Company Manual and similar provisions of applicable provincial securities legislation provide an exemption from the requirement to obtain shareholder approval in respect of related party transactions for companies in serious financial difficulty.

An independent directors’ committee, comprised of Medicure board members not participating in the Offering, after carefully reviewing the Company’s financial position and the terms of the Offering, concluded that the terms are reasonable and that reliance on the financial hardship exemption is in the best interests of the Company under the circumstances. Accordingly, the directors’ committee has authorized the Company to apply to the TSX under the provisions of Section 604(e) for an exemption from security holder approval requirements. The directors’ committee noted that the Offering is designed to improve the Company’s financial position.

Completion of the Offering is subject to a number of customary closing conditions, and receipt of all necessary regulatory approvals.

The Offering is part of the Company’s ongoing effort to stabilize and meet the challenging conditions it is currently facing. The Company requires additional capital to continue to operate its business, without which the Company may not be able to meet its future obligations. The proceeds of the Offering will be used for working capital purposes, and will provide Management with additional resources to refine its strategy regarding the development of AGGRASTAT® and the MC-1/Avastrem.

The TSX has advised that the Company will automatically be subject, in the ordinary course, to a delisting review as a result of relying on the financial hardship exemption under Section 604(e).

The securities referred to in this news release have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The Company’s primary business activity is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) in the United States for acute coronary syndromes.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com